UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 19, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Micron Technology, Inc.

File No. 1-10658 - CF#29599

_____

Micron Technology, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on April 8, 2013 as amended.

Based on representations by Micron Technology, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.122	through January 1, 2016
Exhibit 10.123	through April 8, 2023
Exhibit 10.124	through April 8, 2023
Exhibit 10.126	through April 8, 2023
Exhibit 10.127	through April 8, 2023
Exhibit 10.128	through April 8, 2023
Exhibit 10.129	through April 8, 2023
Exhibit 10.130	through April 8, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary